EXHIBIT 12.1

ONEOK, Inc.

Computation of Earnings to Fixed Charges

	Six Months Ended June 30,
(Unaudited)	2003		2002
	(Thousands of Dollars)
Fixed Charges, as defined
Interest on long-term debt	$47,263		$47,320
Other interest	3,162		4,940
Amortization of debt discount and expense	3,121		1,775
Interest on lease agreements	4,740		4,439

Total Fixed Charges	58,286		58,474

Earnings before income taxes and income from equity investees	241,925		171,685

Earnings available for fixed charges	$300,211		$230,159

Ratio of earnings to fixed charges	5.15	x	3.94	x

For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of income before cumulative effect of a change in accounting principle and discontinued operations plus fixed charges and income taxes, less undistributed income for equity investees. “Fixed charges” consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases.